CERTIFICATE OF AUTHOR

I, Phil Newall, BSc (ARSM), PhD (ACSM), CEng, FIMMM do hereby certify that as author of this **NI 43-101 Technical Report on the Initial Mineral Resource Estimate for the Malmyzh Copper-Gold Project, Khabarovsk Krai, Russian Federation**, with an effective date of 1 May 2015 and dated 10 July 2015, I hereby make the following statements:

- I am the Managing Director of: Wardell Armstrong International Ltd Baldhu House, Wheal Jane Earth Science Park, Baldhu, Truro, Cornwall, United Kingdom TR3 6EH;
- I graduated with a Bachelor Degree in Geology from Imperial College, London, UK in 1983 and with PhD – "The use of lithogeochemistry as an exploration tool at the Redmoor sheeted vein Sn/W complex, east Cornwall", Camborne School of Mines in 1991;
- I am a Fellow and Chartered Engineer of the Institution of Materials, Minerals & Mining;
- I have practised my profession as a Mining Geologist for the past 30 years in areas of gold and base metals evaluation in a number of countries around the world;
- I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that I am a "qualified person" for the purposes of NI 43-101;
- I take full responsibility for all of the items, "NI 43-101 Technical Report on the Initial Mineral Resource Estimate for the Malmyzh Copper-Gold Project, Khabarovsk Krai, Russian Federation" with and effective date of 1 May 2015 and dated 10 July 2015;
- I visited the IGC office and warehouse in Khabarovsk from 10-12th March 2015 when bad weather prevented access to the site. I visited the Malmyzh property that is the subject of this report during a second site trip from 25-27th March 2015;
- As of the effective date of this report and to the best of my knowledge, information and belief, the 2015 Report contains all scientific and technical information that is required to be disclosed to make the 2015 Report not misleading;
- I have had no prior involvement with the Malmyzh Project, which is the subject of this Report;
- I am independent of Eurasian Minerals Inc and IG Copper LLC as described in section 2.1 of NI 43-101; and
- I have read the instrument NI-43-101 and the 2015 Report has been prepared in compliance with NI 43-101.

Date: **10 July 2015**

P. N.

Name: **P Newall, BSc (ARSM), PhD (ACSM), CEng, FIMMM**